SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOHNSON & JOHNSON
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

478160104
(CUSIP Number of Class of Securities)

Nicholas T. Antoun
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Michael E. Mariani Matthew G. Jones Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Johnson & Johnson, a New Jersey corporation. This Schedule TO relates to the offer by Johnson & Johnson to exchange up to an aggregate of 1,533,830,450 shares of common stock of Kenvue Inc., a Delaware corporation (“Kenvue”), par value $0.01 per share (“Kenvue Common Stock”), for outstanding shares of common stock of Johnson & Johnson, par value $1.00 per share (“J&J Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated July 24, 2023 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Kenvue has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-273382) (the “Registration Statement”) to register shares of Kenvue Common Stock offered in exchange for shares of J&J Common Stock tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.
Item 1. Summary Term Sheet.
Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)  Name and Address. The name of the issuer is Johnson & Johnson. The principal executive offices of Johnson & Johnson are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. Its telephone number at such office is 732-524-0400.
(b)  Securities. Shares of J&J Common Stock, par value $1.00 per share, are the subject securities in the Exchange Offer. The information relating to J&J Common Stock set forth in the section of the Prospectus entitled “Summary—Market Price and Dividend Information” is incorporated herein by reference.
(c) Trading Market and Price. The information relating to J&J Common Stock set forth in the section of the Prospectus entitled “Summary—Market Price and Dividend Information” is incorporated herein by reference.
The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of J&J Common Stock for the quarterly periods indicated.

	Market Price for J&J Common Stock
	High	Low
2021
First Quarter	$173.65	$151.47
Second Quarter	$172.74	$156.53
Third Quarter	$179.92	$158.62
Fourth Quarter	$173.51	$155.85
2022
First Quarter	$180.21	$155.72
Second Quarter	$186.69	$167.26
Third Quarter	$179.99	$160.81

Fourth Quarter	$181.039	$159.17
2023
First Quarter	$180.93	$150.11
Second Quarter	$167.23	$153.15
Third Quarter (through July 21, 2023)	$170.82	$157.33
Item 3. Identity and Background of Filing Person.
(a)  Name and Address. The filing person and subject company is Johnson & Johnson. Reference is made to the information set forth under the headings “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Johnson & Johnson and Kenvue” in the Prospectus, which is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)  Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Material U.S. Federal Income Tax Consequences” and “Comparison of Stockholder Rights” and the cover page of the Prospectus is incorporated herein by reference.
(b)  Purchases. The Exchange Offer is open to all holders of shares of J&J Common Stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Johnson & Johnson who is a holder of shares of J&J Common Stock may participate in the Exchange Offer on the same terms and conditions as all other Johnson & Johnson stockholders.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)  Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Stock Ownership and Section 16 Compliance,” “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” in Johnson & Johnson’s Definitive Proxy Statement filed with the SEC on March 15, 2023, and in the sections of the Prospectus entitled “Agreements Between Johnson & Johnson and Kenvue and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Johnson & Johnson and Kenvue,” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)  Purposes. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Transaction—Reasons for the Exchange Offer” is incorporated herein by reference.
(b)  Use of Securities Acquired. Shares of J&J Common Stock acquired in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.
(c)  Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Agreements Between Johnson & Johnson and Kenvue and Other Related Person Transactions” and “Comparison of Stockholder Rights” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
(a)  Source of Funds. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction” and “The Exchange Offer” is incorporated herein by reference.
(b)  Conditions. Not applicable.
(d)  Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)  Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Johnson & Johnson and Kenvue” is incorporated herein by reference.
(b)  Securities Transactions. Based on the information available to Johnson & Johnson as of July 21, 2023, other than with respect to Johnson & Johnson employee benefit plans, the following table sets forth the transactions in J&J Common Stock by directors and executive officers of Johnson & Johnson in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Joseph J. Wolk	05/24/2023	55 shares of J&J Common Stock	$0.00	Disposition of securities as a gift
Kathryn E. Wengel	06/12/2023	12,465 shares of J&J Common Stock	$160.00	Sale of securities

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)  Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a)  Financial Information. The audited financial statements of Johnson & Johnson at January 1, 2023 and January 2, 2022 and for the three fiscal years ended January 1, 2023 are incorporated herein by reference to Johnson & Johnson’s Annual Report on Form 10-K, as filed with the SEC on February 16, 2023. The unaudited financial statements of Johnson & Johnson at April 2, 2023 and for the three fiscal months ended April 2, 2023 are incorporated herein by reference to Johnson & Johnson’s Quarterly Report on Form 10-Q, as filed with the SEC on April 28, 2023. The information set forth in the sections of the Prospectus entitled “Summary—Comparative Historical and Pro Forma Per Share Data” and “Summary—Summary Historical and Pro Forma Financial Data for Johnson & Johnson and Kenvue” is incorporated herein by reference.
This document incorporates by reference important business and financial information about Johnson & Johnson from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Incorporation by Reference”).
(b)  Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Summary—Comparative Historical and Pro Forma Per Share Data,” “Summary—Summary Historical and Pro Forma Financial Data for Johnson & Johnson and Kenvue” and “Johnson & Johnson Unaudited Pro Forma Consolidated Condensed Financial Statements” is incorporated herein by reference.

Item 11. Additional Information.
(a)  Agreements, Regulatory Requirements and Legal Proceedings.
(1)  None.
(2)  The information set forth in the sections of the Prospectus entitled “Summary—Regulatory Approval” and “The Transaction—Regulatory Approval” is incorporated herein by reference.
(3)  The information set forth in the sections of the Prospectus entitled “Summary—Regulatory Approval” and “The Transaction—Regulatory Approval” is incorporated herein by reference.
(4)  Not applicable.
(5)  None.
(c)  Other Material Information. The information set forth in the Prospectus is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated July 24, 2023 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Instruction booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(viii)	Form of Notice to Participants in Johnson & Johnson Savings Plan and Johnson & Johnson Retirement Savings Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(1)(ix)	Form of Notice to Participants in Kenvue Savings Plan and Kenvue Retirement Savings Plan (incorporated by reference to Exhibit 99.8 to the Registration Statement).
(a)(4)(i)	Press Release by Johnson & Johnson, dated July 24, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on July 24, 2023).
(a)(4)(ii)	Prospectus, dated July 24, 2023 (incorporated by reference to the Registration Statement).
(h)(i)	Tax Opinion of Cravath, Swaine & Moore LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).
107	Filing Fee Table*
______________
*Filed herewith.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ Duane Van Arsdale
	Name:	Duane Van Arsdale
	Title:	Treasurer
Dated: July 24, 2023